UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This filing amends the second Current Report on Form 6-K initially filed by Silence Therapeutics plc (the “Company”) with the Securities and Exchange Commission (the “Commission”) on August 12, 2021. It is being filed to adjust and re-publish the Company’s interim condensed consolidated financial statements, for the six months ended June 30, 2021 included in such Form 6-K. Changes to the previous filed interim condensed consolidated financial statements include (i) removing the columns in the income statement, comprehensive statement of income and cash flow statements related to the fiscal year ended December 31, 2020, as well as related figures in the footnotes to such financial statements, as such figures are not required in interim financial statements filed or furnished with the Commission; and (ii) remove references to the nature of the auditor’s report on statutory accounts for the year ended December 31, 2020. No other changes to the originally filed interim condensed consolidated statements for the six months ended June 30, 2021 have been made. Management’s Discussion and Analysis for the six months ended June 30, 2021 and Risk Factors sections remain unchanged from the previous filing.

The updated interim condensed consolidated financial statements, as well as the Management’s Discussion and Analysis for the six months ended June 30, 2021 and Risk Factors sections, are attached hereto as Exhibit 99.1 to this Report on Form 6-K and shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Half-Year Report for the Six Months Ended June 30, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Mark Rothera
Name: Mark Rothera
Title: President and Chief Executive Officer

Date: October 15, 2021